

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 15, 2007

Via U.S. mail

Mr. John Perry
President and Chief Executive Officer
Nord Resources Corporation
1 West Wetmore Road, Suite 203
Tucson, Arizona 85705

> **Re:** **Nord Resources Corporation**
> **Form SB-2**
> **File No. 333-146813**
> **Filed October 19, 2007**

Dear Mr. Perry:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Refer to Items 201, 202 and 501(b) of Regulation S-B. Disclose on the cover page the price (or range) at which the selling stockholders will offer the common stock until such time as it is quoted on the OTC Bulletin Board or a public trading market in the United States is established. We note that the stock is quoted on the Pink Sheets LLC. Make corresponding changes at page 106 ("Plan of Distribution") and elsewhere, as appropriate.

2.	We note the disclosure in the footnotes to your fee table, your selling stockholders table and the related text in the Recent Sales section of your registration statement. Please provide enhanced disclosure in the text or footnotes in the Selling Stockholders section to explain any known material affiliations amongst the listed selling stockholders. For example, please explain the affiliation between Nedbank Limited and Auramet Trading, LLC. Further, please update the footnotes to your fee table as the warrants discussed under footnote 7 appear to have expired on October 17, 2007.

Summary, page 1

3.	We note the following disclosures regarding your plans and expectations:

a.	"Bikerman … has concluded in the feasibility study that resumption of operations at the Johnson Camp Mine in accordance with the mine plan will generate positive discounted cash flows over a 16 year mine life at 8%, 15% and 20% discount rates" (page 2);

b.	"Our corporate strategy is to resume mining and leaching operations at the Johnson Camp Mine with a view to producing approximately 25 million pounds of copper per year" (page 2);

c.	"We expect the Johnson Camp Mine to produce approximately 25 million pounds of copper per year (with estimated copper cathode production of 12.5 million pounds for calendar year 2008), for an anticipated mine life of 16 years and estimated initial capital expenditures of approximately $28 million" (page 3).

Your reference to "resuming" operations at the mine could be read to suggest that you previously had operations there, although it appears that you never have had any operations at the mine. We also note that you include a number of risk factors that describe possible risks or uncertainties with regard to the possibility of copper production and your reserve estimates, including the following caption at page 8:

"Our estimates of reserves are based in large part on sampling data produced by third parties and on amounts of metallurgical testing that are less extensive than normal. In addition, our expected copper recovery rates at the Johnson Camp Mine significantly exceed historical experience at the property. There is no assurance that we will be able to meet these expectations and projections at an operational level.

Please refer to Item 10(d) of Regulation S-B, which discusses the Commission's policy on projections. Ensure that your disclosure is both balanced and consistent with Item 10(d). In your letter of response, explain to us why you believe that your disclosure is consistent with Item 10(d)(1), 10(d)(2) and 10(d)(3). We may have additional comments.

Selling Stockholders, page 56

4.   Please disclose whether any selling stockholder is a broker-dealer. If so, identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

5.   Please disclose whether any selling stockholder is an affiliate of a broker-dealer. If so, identify it as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

6.   Please disclose the natural persons with the power to vote or dispose of the securities to be offered for resale by each of the selling stockholders. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretations manual.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Madison
     T. Levenberg

     Via facsimile:
     Herb Ono, Esq.
     (604) 685-7084